EXHIBIT 21.1

SUBSIDIARIES OF HAMPDEN BANCORP, INC.

The following are wholly-owned direct subsidiaries of Hampden Bancorp, Inc.:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Hampden Bank	Massachusetts

Hampden LS, Inc.	Delaware

The following are wholly-owned subsidiaries of Hampden Bank:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Hampden Investment Corporation	Massachusetts

Hampden Insurance Agency	Massachusetts